

June 23, 2011

Via E-mail
Mr. Mark J. DeCesaris
Chief Financial Officer
W.P. Carey & Co. LLC
50 Rockefeller Plaza
New York, NY 10020

> **Re:** **W.P. Carey & Co. LLC**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-13779**

Dear Mr. DeCesaris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business, page 2

1. We note that, in 2010, you made investments for your owned real estate portfolio totaling $76.8 million. In future Exchange Act periodic reports, to the extent you have material acquisitions or dispositions in the period, please provide capitalization rate disclosure. Please also include a clear description of how you calculate NOI and purchase price for this purpose.

2. In future Exchange Act periodic reports, to the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 22

3. Please advise us whether management considers funds from operations ("FFO") to be a key performance indicator. We may have further comment.

4. In future Exchange Act periodic reports, please expand your disclosure of your leasing activities for the reported period to include a discussion of the volume of new or renewed leases, tenant improvement costs, leasing commissions, tenant concessions, and a comparison of new rents on renewed leases to prior rent.

Lease revenues, page 32

5. In future Exchange Act periodic reports, please disclose the impact of any tenant concessions, such as free rent, as well as tenant expense reimbursements, on annual rental income.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis for Consolidation, page 56

6. We note that you relied upon a limited-scope deferral and applied your consolidation analysis related to CPA REITs in accordance with previously issued guidance on VIEs. Please provide us with an analysis that explains how you were able to reach the conclusion that you met all of the conditions to qualify for the limited-scope deferral.

Note 6. Equity Investments in Real Estate and CPA REITS

Interests in Unconsolidated Real Estate Investments, page 69

7. We note that you have investment interests in properties leased to U.S. Airways Group and Consolidated Systems which are accounted for under the equity method where your interests are 75% and 60% of the respective properties. Please tell us how you determined that equity method was the appropriate accounting treatment for these properties which you have indicated by footnote are tenant-in-common interests. In your response, please tell us if the remaining interests in these properties are held by affiliates and tell us how you make the policy distinction between determining whether to consolidate or treat under the equity method as you have described in paragraph 4 on page 64.

8. Please tell us and disclose the basis for recording your investment in real estate leased by Federal Express and Amylin Pharmaceuticals below zero.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Angela McHale, Staff Attorney, at (202) 551-3402 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief